Filed by Promistar Financial Corporation

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Promistar Financial Corporation
Commission File No. 0-12377

Date: July 25, 2001

          Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between F.N.B. Corporation and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as “believes,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in Promistar’s reports filed with the SEC. Promistar disclaims any responsibility to update these forward-looking statements.

          FNB will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of FNB relating to the shares to be issued in the merger, and the proxy statements of FNB and Promistar relating to the special meetings of shareholders of FNB and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger.  Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information.  You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov.  In addition, you may obtain documents filed with the SEC by FNB free of charge by requesting them in writing from FNB Corporation, 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600.  You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention:  Corporate Secretary, or by telephone at (814) 532-3801.

          FNB, Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger.  Information about such directors and executive officers and their ownership of FNB and Promistar stock is set forth in the proxy statements for each company’s 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to FNB and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

          Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Contact:	JOHN H. ANDERSON, Chairman and Chief Executive Officer
Promistar Financial Corporation

FOR IMMEDIATE RELEASE

Promistar Reports Second Quarter Earnings

JOHNSTOWN, PA. (July 25, 2001) -- Promistar Financial Corporation (NASDAQ:PRFC) today reported earnings of $.37 per share for the second quarter of 2001, equaling the $.37 per share earned during the second quarter of 2000. These results reflect an increase of 19.4 percent in earnings per share compared to the $.31 earned in the first quarter of 2001. Net income was $5.5 million in the current quarter compared to $6.2 million earned in last year’s second quarter. For the first half of 2001, earnings of $.68 per share were recorded compared to $.74 per share earned in the first half of 2000. Net income was $10.1 million and $12.3 million for the same periods, respectively. Fewer common stock shares were outstanding in 2001 due to Promistar’s repurchase of 10.4 percent of its shares during the fourth quarter of 2000. The year-over-year declines in net income resulted primarily from tighter net interest margins, resulting in lower levels of net interest income. Increases in non-interest income mitigated some of the spread-based income decline. Promistar realized current quarter and year-to-date increases in non-interest income of 9.5 percent and 17.5 percent over the second quarter of 2000 and the first half of 2000, respectively.

Promistar’s Chairman and Chief Executive Officer, John H. Anderson, commented on the second quarter earnings by stating, “These results reflect strong improvement over the first quarter 2001 earnings. Improved net interest income from the lower interest rate environment and continued excellent cost control accounts for the brighter earnings picture.”

The quarter ended June 30, 2001 was highlighted by the June 14, 2001 announcement of the signing of a definitive agreement pursuant to which Promistar is expected to merge into F.N.B. Corporation. F.N.B. is a $4.1 billion diversified financial services company headquartered in Naples, Florida which owns and operates traditional community banks, insurance agencies, a consumer finance company and a trust company with a total of 156 offices in Florida, Pennsylvania, Ohio and Tennessee. Under the terms of the definitive agreement, F.N.B. will exchange 0.926 shares of its common stock for each share of Promistar common stock. Based on F.N.B.’s June 30, 2001 closing price of $26.70 per share, each Promistar share would equate to a value of $24.72. The transaction is valued at approximately $427 million. The merger is subject to the normal regulatory approvals as well as the approval of F.N.B. and Promistar shareholders. The transaction is scheduled for completion in the first quarter of 2002 and is expected to be accounted for as a pooling of interests.

Mr. Anderson commented on the transaction by stating, “F.N.B. Corporation is a strong growth company delivering long-term value to shareholders.”  He added, “Our Promistar franchise will be an important contributor to the future success of the combined company.”

Promistar’s previously announced acquisition of FNH Corporation and its banking subsidiary, First National Bank of Herminie, is scheduled for completion in mid-August. Mr Anderson said, “We welcome the shareholders, customers and employees of this excellent community bank and look forward to further growth in the Westmoreland County, Pennsylvania marketplace.”

Other financial highlights of the second quarter included:

-	Non-interest-bearing deposits grew by $16.2 million or 6.8 percent over the same period in 2000 due to successful business development efforts.

-	Promistar Trust Company and Promistar Investment Advisors, Inc. continued to realize impressive growth rates with combined assets under management (at cost) of $802.6 million, a 9.6 percent increase over the prior year level.

-	An improvement over the second quarter of 2000 in return on average shareholders' equity to 13.17 percent in the current quarter.

Promistar’s net interest margin declined 36 basis points to 3.93 percent in the second quarter of 2001 compared to 4.29 percent in the same period in 2000. For the first half of 2001, the net interest margin was 3.96 percent compared to 4.31 percent in the first half of 2000. The declines resulted primarily from higher year-over-year deposit funding costs stemming from the monetary tightening actions of the Federal Reserve throughout the year 2000. Some margin compression also resulted from increased borrowing levels funding Promistar’s repurchase of 10.4 percent of its common stock during the fourth quarter of 2000 and a $50 million security leverage transaction which occurred during the current quarter. Consequently, net interest income declined 6.1 percent in the current quarter compared to the second quarter of 2000 and 7.4 percent in the first half of 2001 compared to 2000. Promistar’s current margin, excluding the impact of the leverage transaction, has remained fairly steady from its first quarter 2001 level of 4.00 percent as the recent Federal Reserve monetary easing policy in 2001 began taking effect. Net interest income in the current quarter improved 1.2 percent over the first quarter of 2001. Average total earning assets increased to $1.98 billion in the second quarter of 2001 compared to $1.92 billion in 2000. During the first half of 2001, average earning assets were $1.96 billion compared to $1.93 billion in the first half of 2000.

The reserve for loan losses was $17.2 million or 1.13 percent of total loans at June 30, 2001, compared to $15.7 million or 1.06 percent of total loans at June 30, 2000. The provision for loan losses was $3.0 million in the first half of 2001 compared to $2.1 million in the first half of 2000. The increased reserve and provision for loan losses is indicative of weaker year-over-year economic conditions. Promistar’s coverage ratio (reserve for loan losses to nonperforming loans) improved to 155 percent at June 30, 2001 compared to 119 percent at June 30, 2000. Net charge-offs were $2.6 million in the first half of 2001 compared to $2.0 million in the first half of 2000. In the current quarter, the provision for loan losses was $800,000 compared to $897,000 in the second quarter of last year. Net charge-offs were $1.3 million and $846,000 for the same periods, respectively.

On July 25, 2001, Promistar’s Board of Directors declared a cash dividend of $.21 per share to shareholders of record on August 6, 2001, payable September 4, 2001.

Promistar Financial Corporation is a bank holding company with headquarters at Promistar Plaza, 551 Main Street, Johnstown, Pennsylvania, with assets totaling $2.1 billion. Promistar’s banking affiliate is Promistar Bank, Johnstown, which serves 12 counties throughout southwestern Pennsylvania. Promistar’s other affiliates include Promistar Trust Company, a state chartered trust company, Promistar Investment Advisors, Inc., a registered investment advisor, Bedford Associates, Inc., a real estate company, Bedford Associates of Delaware, Inc., an investment company, Flex Financial Consumer Discount Company, Promistar Community Development Corporation, which provides housing for low to moderate income citizens, and Promistar Capital Advisors, Inc., which plans to register as a broker-dealer and conduct insurance activities.

This news release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for Promistar’s financial services and products may not occur, changing economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in Promistar’s filings with the Securities and Exchange Commission.